Filed by SCANA Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
of the Securities Exchange Act of 1934

Subject Company: SCANA Corporation
(Commission File No.: 1- 8809)

Dominion Energy South
Palmetto Conservation Foundation Video Transcript
Natalie Britt, Executive Director

Natalie Britt:	I grew up with a mother who was very passionate about my sister and I getting outside and being in the great outdoors.

This is my absolute passion, and I want other South Carolinians and visitors to have the opportunity to see all that I see that's so fantastic about our state.
Our signature initiative is the mountains-to-sea Palmetto Trail which connects the low country in Awendaw, South Carolina, all the way up to Oconee, South Carolina.

But really, our story is about telling the story of the state and getting people outside and active.

When you think about conservation, the best way to create a new generation of environmentally-minded youth is to give them access to the outdoors and have them have a buy-in into it. So our goal as an organization is to get people outside more often, of all ages, all abilities, all backgrounds.

What's so incredible about our public lands, it not only provides a way to get outside and be healthy, but it really is all about economic development in our small towns. Trails bring people to towns that they would never normally visit.
We're seeing shops pop up in Oconee County because our trail is there.

So, this project is all about the well-being of not just our economies, but of our people

Without our partners our mission simply wouldn't be a reality. This is all about a team effort, and Dominion is part of that team.

they're not just about giving you a grant, they actually come and put in sweat equity and that's what we love.

We love when Dominion staff comes out, and they're hammering boards and they're building bridges, and you see that level of satisfaction on their faces.

Without corporate support, without corporations investing into this project, we wouldn't be here today.

The folks that work for Dominion truly love South Carolina as much as we do, and they see the value in this project and they wanna be part of that legacy, and we are incredibly grateful for that support.

Dominion Energy South
South Carolina Flood Response Video Transcript

Shawn McAlhany:	We were looking at weather reports, talking about this is gonna be this massive thousand-year event and it's just tough to even grasp that.

Drayton Keisler:
We were getting reports that would be 18 to 24 inches of rain. You could see the devastation in the community. There was flooding. Roads washed out. Railroads washed out. People had pretty much lost everything that they had in their possession.

Scott Deason:	The way we approached this was, safety for our employees first, safety for the public, and keeping our customers online.

Shawn McAlhany:
We spent four days in our gas control situation room looking at all our system, and we felt that we had everything correct and everything was safe. We didn't lose any customers. Everything was operating as it should, but we wanted to make sure that it continued to do that.

Steve Benjamin:
Dominion’s focus on protecting your system, also meant that you were making sure that our citizens had very necessary basic services that they're gonna need to make it day by day, when the next day is really, just we're not as certain.

Kristen Beckham:
When Dominion in Richmond called and it was ... senior leadership called, what does South Carolina need? How are you? What's going on with our employees? How can we help? It amazed me and for me it was humbling just to get to be a part of something and be part of an organization that believes so much in what they do and the support for their community. It was incredible and it made me just wanna double down and work harder.

Steve Benjamin:
We were equipped. The leaders from across the spectrum, state, local, and federal, with the information that we needed to be able to assure our citizens that things are being responded to, that things will be getting better. Without the support of Dominion we would not have had that ability.

Drayton Keisler:	This is us, this is Dominion. We're one family, and we take care of the community and people around us, and that's what we're here for.

Dominion Energy South
Facebook Live Transcript - Chet Wade & Bonita Billingsley Harris
June 12, 2018

Bonita Harris:
I'm Bonita Billingsley Harris with Dominion Energy. Thanks for joining us. We are here today to talk about an exciting new partnership between Dominion Energy and SCE&G in South Carolina. To learn more about it we are going to talk with our Vice President of Corporate Communications Chet Wade. Thank you so much for being here.

Chet Wade:	Oh thanks, Bonita. I appreciate it.

Bonita Harris:	Ever since the announcement about bringing our two companies together, there's been a lot of questions about exactly how will this affect electric customers in South Carolina.

Let's get right to it. But first, if you have any questions out there and you're joining us, please post your questions in the comment box, and we'll be happy to answer those for you. Okay.

Chet Wade:	Terrific.

Bonita Harris:	Ready?

Chet Wade:
We're ready. Terrific. So, how will this affect electric customers in South Carolina? What we have is a combination of two companies. We have Dominion Energy and the parent company of SCE&G. As part of that, we are proposing by far the largest customer benefits for any corporate merger in our country's history.

Chet Wade:
What we're talking about is giving money back to customers of South Carolina electric and gas, the electric customers, because we know they're pretty unhappy about paying for a nuclear power project that unfortunately in our opinion is never going to be finished. So, we want to give them some money back.

Chet Wade:
And so for the average residential customer we're talking about $1,000. This is a check that will come to them. It's not a rebate in their bill, it's not something else like that. But they, on average, get $1,000. Now, it depends on how much electricity you used. If you're a small customer, maybe you have a small apartment, maybe you don't heat with electricity, and maybe your bill's $50 a month. Your check's going to be maybe $300/$350.

Bonita Harris:	I'll take it.

Chet Wade:
Yeah. The average customer, and that's somebody whose bill is more like $150/$160 a month on average. I know they go up and down for most people during the year. Your check's about $1,000. You spend more than the that the check's bigger for businesses, for non-profits. That all comes in, and it depends on how much electricity they used. Now, I don't know individual customer numbers, but I've heard estimates for, In fact, some churches in the $100,000/$200,000 range for some of the larger churches.

Bonita Harris:	Wow.

Chet Wade:
Some businesses are actually into the millions of dollars if you're a large industrial customer. The kind of money you could use to re-invest in your business. That's the first thing we want to do is give money back.

Bonita Harris:	Well, that makes good sense. It depends on the energy that we use, and I know that's a huge benefit for electric customers in South Carolina.

Chet Wade:
It is. But, we also know that they're not happy with the rates they're paying right now. We understand that, because a good chunk of their electric bill has to do with this V.C. Summer nuclear project that isn't going to be finished. So, right upfront as soon as we can close this deal within 90 days, we would lower rates by about 7%. That takes into account reducing some of the rates because of the power project that we're going to put some of our own money into that to help lower rates.

Chet Wade:
And we'd promised from day one that we would pass along all of the savings from the new lower Federal tax rates. So, we're going to combine those two things together, and it's about a 7% reduction in the average customers' bill. For an average residential customer that's about a $10 a month reduction. That's a second thing that we will do for customers right upfront.

Bonita Harris:
Awesome. Tell me, some people have been wondering why Dominion Energy is interested in the Palmetto State, and how this partnership will affect the average customer? You've explained about the cash benefits.

Chet Wade:
First, I mean, people probably may not recognize that we're actually already part of the Palmetto State. We really like doing business in South Carolina. We own a natural gas pipeline business, and that pipeline delivers typically to large industrial customers, maybe to other utilities who ultimately get that gas to home owners and small businesses. So, we've had that business for about four years.

Chet Wade:
We also have two solar farms in South Carolina. In fact, the largest solar farm right now in South Carolina is ours in Jasper County. So we're already in South Carolina, we really like doing business there, and we're there because we see a great future for South Carolina. A growing state, great people, great opportunities for business. We think that by bringing our two companies together, having a bigger energy company with more resources, we can really help South Carolina move forward and grow even more. Bring more jobs into the state, more benefits to the state. We're really excited about being a bigger part of South Carolina.

Bonita Harris:	That's great, because there are a lot of really good people in South Carolina, and we want to make sure they're taken care of properly.

Chet Wade:	Absolutely.

Bonita Harris:	So, what are like the short-term and the long-term impacts if and when we bring our companies together?

Chet Wade:
Well, the short term is like I said, we would give back a good chunk of the money people have already paid towards the V.C. Summer project. We'd lower their rates. So, those are two things that would happen within 90 days of closing the merger.

Chet Wade:
We also know that, and people are surprised, that SCE&G had invested with its partner Santee Cooper additional money that actually hasn't even been put into their rates for that project yet, and that's about $1.7 billion. It's sitting out there. It hasn't gone through a regulatory process yet. We would absorb that. Dominion Energy would take that and absorb the $1.7 billion in extra nuclear costs, so that they never work their way into customer’s bills.

Chet Wade:
So, what they would see is money back, lower rates, and protection from future rate increases from this project. So, those are three big things. So that's the long term. I think beyond that, we're a company that's in a position to invest in the energy future for South Carolina.

Chet Wade:
A lot of things happening on the energy grid right now both in electric and natural gas. It takes a lot of capital investment. Whether it's a smarter grid, one that allows customers more opportunities for choice and control over their energy usage. A more secure grid. Whether it's protection from storms, and these storms seem to be getting pretty intense. Or from things like cyberattack and physical attack.

Chet Wade:	The energy grid - many people talk about that being a source of challenge in the future, and moving towards cleaner energy options for South Carolina. We're a company combined that can do that better than just SCE&G and its parent company SCANA can do on its own.

Bonita Harris:	Sounds like a win-win proposal.

Chet Wade:
We like to think so, but we have a lot of people that we have to educate and convince that this is a good thing, and we understand that. We want people to really investigate this opportunity, because what we've said is that first, we want you to understand it and understand it well. What it is and what it isn't. Second, if someone comes along and has a better deal, somebody has a better proposal for South Carolina, we think you should take it. I mean, we wouldn't be happy of course. We'd be disappointed that it didn't work out for us, but you really have to act in your own best interest, so if someone else comes along…

Chet Wade:
Now, right now we are the only proposal out there. Whether it's in terms of working with SCE&G and its parent company SCANA, or other opportunities through the state legislatures talking about some things. We're the only proposal that has some kind of end in mind.

Bonita Harris:	If this proposal goes through, what kind of changes would there be in people's service? Should they expect anything different than usual?

Chet Wade:
Not really. I think the SCE&G employees have done a terrific job in terms of reliability, customer service... I've talked to many of them, I've talked to hundreds of customers, probably thousands quite frankly in my time in the state. I had to give them a lot of credit for good customer service, working hard to restore power after storms, things like that. You might see a new logo on a shirt, on a truck, and I can't even promise you that.

Chet Wade:
But otherwise, the local folks they're accustomed to dealing with. Those are the people who will be there to serve them. You need those folks. The linemen, and the groundmen, and the meter readers, and all of those folks who are out every day in the good weather and the bad. The folks who answer the phone, the people who process bills, all have to do that work.

Chet Wade:
I can't tell you exactly how all will be structured when we're all done, because when you combine two companies there are things you have to figure out. But what we've said is, for example, that the SCE&G headquarters will stay where it is in Cayce, just outside of Columbia. The folks on the ground are going to still be there. It's your friends and neighbors. They'll be around.

Chet Wade:
Now, I have to be fair though. When you bring two companies together there's some combinations of things we have overlapped, and there will be some impact on some jobs. That's typically around the corporate headquarters functions. You combine some things, but we'll work really hard to treat the employees right. We are going to protect their pay through 2019. Typically, if you have to reduce jobs we ask for volunteers. People who would like to leave with severance. Give you opportunities to work elsewhere in the company if we can make that all work out. But in any case, treat you honestly, and fairly, and with respect wherever we go.

Bonita Harris:
Awesome. Well, if you're just joining us we are having a chat with Chet. Chet Wade is the vice president of corporate communications here at Dominion Energy. He's explaining how an exciting new partnership with SCE&G is going to work. And you were just starting to touch on about the impact of jobs and employees. What about local industry in the area? Can you explain a little bit about that? If you think of any other questions please put them in the comment box, and we'll be happy to get you some answers.

Chet Wade:
Well, when we talk about impact on industry, one of the things we pride ourselves on at Dominion Energy is working with business, working with local governments, state government to attract new business. A number of times our utility companies within Dominion have been cited as among the very best in our industry at attracting new jobs. Part of that obviously is making sure we can our operations efficient, bring prices to the best we can do that, and that's part of our plan to lower rates.

Chet Wade:
Part of it is just figuring out how to make the logistics work. Getting power or natural gas to a location as quickly as possible. Getting it connected in a way that meets the energy needs. Making sure there's enough energy. There are parts of the country that don't have enough energy, and they have to pass up on opportunities for new jobs and new development. So, the state's done a terrific job attracting the Boeings and the other kinds of companies that have come to the state, but they're usually driven by the access to energy is one of their big things. We think we can do that, and really help the state quite a bit.

Bonita Harris:
Okay. That's great. Again, I'm here with Chet Wade, Vice President of corporate communications here at Dominion Energy, and I'm Bonita Billingsley Harris at Dominion Energy. We're talking about an exciting new partnership that we have proposed with SCE&G in South Carolina, and all of the benefits it will bring to our customers in South Carolina. So, Chet, if there was one thing that you wanted to make sure people took away from this broadcast, what would you say it is?

Chet Wade:
Well, that what we're offering is really the best alternative out there as I said, and we've said this many times. What we're proposing we know this is true. What we're proposing is not perfect. We know that. We can't reduce rates down to zero in terms of the impact of the V.C. Summer project. We can't pay back everybody all the money they've already paid for the project.

Chet Wade:
What we're doing is the best we can propose. Our company is putting in for customers a loan about $4 billion in direct benefits to customers either in lower bills. In fact, the total benefits for customers is close to $12 billion in terms of either money they get back, or money they won't have to pay. It's a proposal that will produce about $19 billion in additional economic activity in the state, which ultimately results in higher wages and new jobs for a lot of people.

Chet Wade:
But we know it's not perfect, and we wish we could be, but we can't figure out how we can make it to perfect. But it's something that we think has huge benefit for the state, a great upside for customers, and we want to continue to be a bigger part of South Carolina. We think it's the best solution by far.

Bonita Harris:
As you referred to earlier, the failed nuclear project has cost customers and shareholders a lot of money, and Dominion has a plan to address that. What will happen to those failed nuclear reactors now?

Chet Wade:
Well, I've been asked this question many times, and I've talked to folks who unfortunately lost their jobs when the project was shut down last year. We have looked at this very hard, and we wish we could tell them otherwise, but we just can't see how that project can move forward. It's already taken longer and cost more than was originally anticipated. Already, the average customer is paying $27 a month residential customer toward this project.

Chet Wade:
If you go just across the State Line over to Georgia there is almost a mirror image project being completed over there by Georgia Power at a place called Vogtle. It's going to cost about $25 billion to finish that exact same project. I can't tell you what it would have cost to finish the V.C. Summer project. But, to add that much cost on the customers’ bills, even if they got the satisfaction of actually getting the energy from the plant, people just couldn't afford that kind of additional rate increase. We're already seeing people struggling with what they're paying now, so we're trying to take care of that. We just don't see how that can move forward.

Chet Wade:
Now, there is one unit there already, which is a terrific unit. We're really excited about bringing that in part of the Dominion fleet. Actually, the reactor there is exactly the same as what we have for them in Virginia. We know that technology very well, we know the folks there very well, and we're very excited about that. We're going to work at ways to try and provide economic development opportunities, new jobs for folks. Not only in Fairfield County where the V.C. Summer project is, but around the state wherever we do business. But I wish we had a better answer for that project, but unfortunately we just don't.

Bonita Harris:	Well, sometimes perfection is the enemy of a good, right?

Chet Wade:	Sometimes.

Bonita Harris:	All right. Well, I think we're about out of time Chet, but thank you so much. You shared a lot of good information with us.

Chet Wade:
Thank you Bonita. I just ask for people's patience out there. I've read a lot of questions saying, "Where's my check, and where's my $1,000?" And we tell them we have to go through the approval process. We expect that to end sometime late this year is when we get all of our approvals. As soon as that happens within 90 days is when you will receive your check, see lower bills. In the meantime, if someone comes up to you and says, "Hey, I'm going to give you that check sooner." Don't bite on that.

Chet Wade:
We'll reach out to you. You'll get a letter from us. But if somebody calls you on the phone or something like that. We're starting to hear reports of that. That's a scam I'm afraid. You report that to your electric company, report it to the police. But we will get there as soon as we can once all the approvals are done. We're going to be excited to do.

Bonita Harris:
Excellent point. I'm really glad you brought that up, because there are always scammers that will prey on electric customers. So right now, it's not happening yet, but delayed is not denied. Those checks are coming, and that's going to be a huge benefit for electric customers in South Carolina.

Bonita Harris:
And we're going to have a lot more Facebook Lives this summer explaining more about this and other issues related to Dominion and SCE&G. So, we hope that you will tune in and stay tuned. Thank you so much. I'm Bonita Billingsley Harris with Dominion Energy.

Dominion Energy

Who We Are | News & Updates | Customer Benefits | Community | FAQs | Videos | Stay Updated

Videos

Learn about Dominion Energy's proposal and impact in South Carolina.

About the Partnership

A Better Plan for South Carolina

Community Impact

Dominion Energy South Carolina Flood Response

Palmetto Conservation Foundation and Dominion Energy

Dominion Energy

Copyright © 2018 Dominion Energy

Follow Us |

Join our Email List

Email Address

Dominion Energy

Who We Are | News & Updates | Customer Benefits | Community | FAQs | Videos | Stay Updated

Dominion Energy:

A Better Plan For South Carolina

The Palmetto State's energy future has been a major concern for South Carolinians lately. But Dominion Energy has a better plan.

If Dominion Energy and SCANA join together, the combined resources of those two companies would mean a brighter, more reliable energy future for South Carolina.

This proposed union has been crafted with SCANA's 1.6 million customers top-of-mind. Electric and gas services wouldn't change. SCE&G headquarters wouldn't leave the state. Support for local charities and organizations wouldn't end.

What would be different? The partnership would result in immediate financial benefits for South Carolina. Thomas F. Farrell, II, chairman, president and chief executive officer of Dominion Energy, said this merger "would lock in significant and immediate savings for SCE&G customers—including what we believe is the largest utility customer cash refund in history." Although exact amounts would depend on an individual customer's electric usage, the average residential electric customer would receive a cash payment of $1,000.

Those payments add up: That would be $1.3 billion coming directly from Dominion Energy to SCE&G electric customers within 90 days after closing the proposed merger. That could pay for a lot of groceries for South Carolina families.

Customers would also see an additional rate reduction of at least 7 percent thanks to a lower federal corporate tax rate for the combined companies and other refunds. And Dominion Energy has promised no more rate increases to pay for the V.C. Summer nuclear expansion project. Ever.

"[The merger would] guarantee a rapidly declining impact from the V.C. Summer project," Farrell said. Without this deal from Dominion Energy, SCE&G customers would have to continue paying for the nuclear project for the next 50 to 60 years, but this merger would reduce that by three to four decades.

In all, Dominion Energy's plan for South Carolina would pay off $1.7 billion in failed nuclear project debt—money South Carolinians won't have to pay.

A Better Plan for South Carolina

With a promise to maintain SCE&G headquarters in South Carolina, Dominion Energy would be investing fully in the region. SCANA employees would have protections until 2020 and SCANA customers would take advantage of Dominion Energy's expanded resources right away. The combination of SCANA and Dominion Energy would put them among the nation's largest and fastest-growing energy utility companies, and communities served by SCANA would reap the benefits of Dominion Energy's four core values: Safety, Ethics, Excellence, and One Dominion Energy.

Dominion Energy is already a community partner in South Carolina, contributing to non-profits in the state through its local office, Dominion Energy Carolina Gas Transmission. In 2015 and 2016, the company provided grants to 43 non-profits across South Carolina and Georgia. And after coming together with SCANA, Dominion Energy plans to contribute an additional $1 million in charitable giving—on top of what SCANA has already committed—each year for at least five years.

Additional Information

In connection with the proposed transaction, Dominion Energy has filed a registration statement on Form S-4, which includes a document that serves as a prospectus of Dominion Energy and a proxy statement of SCANA (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus was mailed to SCANA’s shareholders on or about June 15, 2018. Investors and security holders can obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website (http://www.sec.gov) or from Dominion Energy or SCANA. The documents filed by Dominion Energy with the SEC may be obtained free of charge by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com, and the documents filed by SCANA with the SEC may be obtained free of charge by directing a request to SCANA Corporation, 220 Operation Way, Mail Code D133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

Participants in the Solicitation

Dominion Energy and SCANA and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Dominion Energy’s directors and executive officers is available in Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, in its proxy statement dated March 23, 2018, for its 2018 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Information about SCANA’s directors and executive officers is available in SCANA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as amended by a Form 10-K/A dated April 27, 2018, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Dominion Energy or SCANA as indicated above.